SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto plc	Rio Tinto Limited
(Translation of registrant’s name into English)	ABN 96 004 458 404
(Translation of registrant’s name into English)

2 Eastbourne Terrace London, W2 6LG, United Kingdom (Address of principal executive offices)	Level 33, 120 Collins Street Melbourne, Victoria 3000, Australia (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:
Form 20-F  ☑     Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBITS
SIGNATURES
EX-99.1
EX-99.2
EX-99.3

EXHIBITS

99.1	12 November 2009	Technology development alliance Rio Tinto and CODELCO announce the formation of the “Río de Cobre” mining technology development alliance

99.2	20 November 2009	Group company’s Initial Public Offering Rio Tinto to receive total proceeds of at least US$741 million in connection with Cloud Peak Energy Inc’s initial public offering

99.3	24 November 2009	Joint venture Rio Tinto seals sales agreement with Iron Ore Holdings and enters exclusive agreement to negotiate for Iron Valley deposit

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc (Registrant)		Rio Tinto Limited (Registrant)

By	/s/ Ben Mathews	By	/s/ Ben Mathews

	Name Ben Mathews Title Secretary		Name Ben Mathews Title Assistant Secretary

Date 4 December 2009		4 December 2009